Interim Financial Report 2026
For the period 1 January to 30 June 2026
Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Management review

Business review	5
Financial review	7

Statement from the CEO
The first half of 2026 demonstrated the strength of the business Cadeler has built through disciplined investment and consistent execution.
Cadeler delivered a strong financial performance with revenue of
EUR 408 million and EBITDA of EUR 208 million, while continuing to execute complex offshore wind projects across multiple markets. As our customers place increasing emphasis on the resilience of their supply chain, the first six months of the year demonstrated that
Cadeler's fleet strategy is delivering as intended, providing the flexibility, reliability and operational capability required to support the next phase of offshore wind development.
Demonstrating the strength of our fleet strategy
The first half of 2026 has been defined by execution.
During the period, Cadeler successfully mobilised and remobilised vessels across multiple installation campaigns, providing customers with alternative solutions where project requirements changed, and helping to maintain project momentum. These operations
demonstrated the flexibility of our expanded fleet and the strength of
Cadeler’s organisation to adapt quickly to changing circumstances.
While 2025 was characterised by fleet expansion, 2026 has been defined by project delivery. As our fleet, project portfolio and organisation have continued to grow, Cadeler has remained focused on disciplined execution while preserving the collaborative culture that supports safe and reliable project delivery.
Proving our foundation installation capabilities
Cadeler’s full-scope foundation T&I capabilities are now being demonstrated in active project execution. During the first half of the year, we commenced foundation installation at Ørsted’s Hornsea 3
Offshore Wind Farm, our first full-scope foundation transport and installation campaign. As the project progresses, it will serve as an important demonstration of the capabilities and expertise we have invested in over recent years, supporting our ambition to become a leading provider of integrated foundation T&I solutions.
Strengthening our customer offering
Cadeler’s ambition is to be the leading offshore wind installation partner, and every strategic investment we make is driven by one objective: strengthening the value we create for our
customers.
The successful capital raise completed in March enabled the
subsequent order of two T-class newbuilds, representing the next step in the expansion of our foundation installation capabilities.
Together with our A-class vessels, the T-class vessels will create one of the industry's strongest and most capable foundation installation offerings, enabling Cadeler to support increasingly demanding offshore wind projects.
The T-class vessels have been engineered to be the largest and most capable vessels ever introduced to the offshore wind
installation market. They will set a new benchmark for foundation installation capability and will expand Cadeler’s ability to support increasingly complex offshore wind projects.
Cadeler has also announced its intent to enter into scour protection.
Expanding into this scope will enable Cadeler to support customers across a broader part of the offshore wind value chain, reducing project scheduling and interface risks during foundation installation campaigns.
In August, after the reporting period, Cadeler announced the strategic acquisition of Menck, a leading global provider of specialist equipment and engineering solutions for offshore foundation
installation. Combining Menck's specialist technology and decades of engineering experience (including more than 50 million data points on pile driving) with Cadeler’s industry-leading fleet of heavy-
lift wind installation vessels and deep industry relationships, Cadeler will be well positioned to support customers across the installation value chain.
Looking ahead
The offshore wind industry continues to evolve. While governments across key markets continue to show strong ambitions for offshore wind, the industry's focus is centred on dependable execution and certainty of delivery. Developers are placing ever-greater emphasis on resilient supply chains and experienced partners capable of delivering projects safely, efficiently and on schedule. This reinforces our confidence in Cadeler's long-term strategy and in the continued
demand for reliable offshore wind installation capacity.
We remain in close dialogue with customers across all major offshore wind markets, supporting both current projects and future
developments. These conversations continue to confirm that the market values what we offer. Supported by our growing fleet, expanding capabilities and talented people, I am confident that Cadeler is well positioned to support the next phase of growth in offshore wind.
Thank you
Finally, I would like to thank our customers, shareholders, partners and suppliers for their continued trust and collaboration.
I would also like to thank all Cadelers for their professionalism and commitment. The growth Cadeler has achieved in recent years has only been possible because of the dedication shown every day across our fleet and offices.
A special thank you goes to our seafarers. Over the past six years,
Cadeler has grown from around 150 to more than 850 seafarers, and their professionalism, resilience, teamwork and dedication - often while spending long periods away from home - remain fundamental to our ability to deliver safely and reliably for our customers.
On behalf of the Executive Management and Board of Directors, I thank you for your continued commitment to our customers, to one another and to the continued success of Cadeler.
Mikkel Gleerup
CEO

Business review

Business review
Cadeler A/S ("Cadeler" or the "Company" and, together with its subsidiaries, the "Cadeler Group" or the "Group") is the global leader in offshore wind turbine transport and installation, operating the world's largest fleet of jack-up wind installation vessels. For nearly two decades, the Company has helped bring offshore wind to life, turning large-scale offshore projects into operational reality at sea.
Cadeler continues to strengthen its position across the offshore wind value chain. Alongside its market leading turbine transport and installation, the Company is expanding its foundation transport and installation capabilities while steadily growing its operations and maintenance business, enabling it to support customers across a broader range of offshore wind project scopes.
During the first half of 2026, Cadeler maintained a high level of operational activity across Europe, North America, and the Asia-
Pacific region, successfully supporting customers on complex offshore wind projects. The Company's expanded fleet demonstrated its operational flexibility through the mobilisation and remobilisation of vessels across multiple regions, enabling safe and efficient execution while responding to changing customer requirements.
The period also marked continued progress in executing Cadeler’s long-term growth strategy. In March 2026, Cadeler successfully completed a private placement to partly finance its firm order
(subsequent to the reporting period) of two T-class newbuilds and support its expansion into scour protection activities, further strengthening its foundation installation capabilities and broadening the range of services it is able to offer its customers.

CADELER
NO WELDING
ON CRANE PEDESTAL
FIRE HOSE BOX
FIRE
HYDRANT
OILY
SLUDGE
TK
DIRTY
BILGE
TK
WASTE
OIL-HOLD
TK
CENTER
BOTTOM
VOID

Subsequent to the reporting period, Cadeler took delivery of Wind
Ace, the Company's eleventh wind installation vessel and second A-
class newbuild. The addition further expands Cadeler's fleet capacity and operational flexibility, strengthening its ability to execute both foundation and wind turbine installation projects. Following mobilisation, Wind Ace is scheduled to commence work on
ScottishPower Renewables' East Anglia TWO project in the UK.
In addition, in August 2026, Cadeler acquired Menck, a leading global provider of specialist equipment, technology and related services for offshore foundation installation. The acquisition marks a step-change in the development of Cadeler's offshore foundation transportation and installation (T&I) capabilities and will strengthen Cadeler’s operational resilience, unlocking value for Cadeler’s customers by enabling more efficient use of mission-critical foundation installation capabilities, reducing reliance on subcontracted services and increasing agility in project planning and execution.
The developments during the first half of 2026 further strengthened
Cadeler's operational capabilities and long-term strategic position.
Supported by continued investment in its fleet and service offering, the Company enters the second half of the year with increased capacity and flexibility to support customers in delivering the next generation of offshore wind projects.

Financial review

Key financial figures
Revenue2
€407.5m
Equity ratio
50.0%
Utilisation
66%
EBITDA2
Net profit2
Backlog1
€207.6m
€87.9m
€2.5b
1.Contract Backlog including options as at 30 June 2026
      2.    Comparative period includes non-recurring revenue items (termination fees) of EUR 111 million.

Financial highlights

Key figures
EUR'000	H1 2026	H1 2025
Revenue	407,529	298,535
Cost of sales	(246,471)	(100,234)
Gross profit	161,058	198,301
Operating profit	121,312	167,954
Net financials	(34,489)	3,171
Profit for the period	87,901	167,733

Cash flow provided by operating activities	79,488	71,490
Cash flow used in investing activities	(133,537)	(680,081)
Of which investment in property, plant and equipment	(132,498)	(672,217)
Cash flow provided by/(used in) financing activities	108,924	596,356
Net (decrease)/increase in cash and cash equivalents	54,875	(12,235)
Share related key figures
Earnings per share (EPS), EUR	0.24	0.48
Diluted earnings per share (diluted EPS), EUR	0.23	0.48
Operational metrics
Contracted days (no. of days)	1,198	770
Utilisation (%)	66%	67%

Key figures
EUR'000	H1 2026	FY 2025
Total assets	3,544,094	3,416,676
Non-current assets	3,094,118	3,026,719
Total liabilities	1,770,497	1,913,000
Equity	1,773,597	1,503,676
Cash and cash equivalents	206,191	151,679
Financial ratios and operational metrics
Return on assets (%)	3.5%	11.9%
Return on equity (%)	5.4%	20.5%
Equity ratio (%)	50.0%	44.0%
Average number of employees
Onshore	359	307
Offshore	767	586

Finance review
Profit for the period
For the first half of 2026, the Group’s result was a profit of EUR 88 million, representing a decrease of EUR 80 million compared to the
EUR 168 million profit earned in the comparative period in 2025. The decrease in profit during the period was primarily attributable to profit in H1 2025 benefiting from non-recurring revenue items
(termination fees) of EUR 111 million recognised in the prior-year period without any associated costs. In addition, H1 2026 reflected higher financial expenses, driven by a reduction in borrowing costs capitalised following the delivery of vessels, compared with the corresponding period.
Revenue
The Group’s revenue for the first six months of 2026 amounted to
EUR 408 million, reflecting an increase of EUR 109 million compared to the EUR 299 million of revenue reported in H1 2025, driven principally by the increased revenue from fleet expansion and increased contracted days. Furthermore, H1 2025 included non-
recurring revenue item from termination of a Long-Term Agreement.
EBITDA
In H1 2026, the Group’s EBITDA amounted to EUR 208 million,
reflecting a decrease of EUR 5 million from EUR 213 million in H1
2025, as disclosed in the Alternative Performance Measures (APM)
section.
Costs
Amounting to EUR 246 million, the Group’s cost of sales for H1 2026 was EUR 146 million higher than the EUR 100 million reported for H1
2025, driven mainly by the addition of newly built vessels becoming part of the Group’s fleet and operating in the market.
Administrative expenses in H1 2026 amounted to EUR 41 million, an increase from the EUR 33 million in H1 2025. This was primarily driven by the Group’s increasing headcount, reflecting the strategic hiring of key personnel to strengthen support for ongoing operations and major new projects.
Utilisation
The Group’s ten operating vessels achieved a combined 66%
utilisation rate for the first six months of 2026, compared to 67% in the same period in 2025. The slight decrease was mainly attributable to lower utilisation in Q1 2026, reflecting the addition of new vessels, which typically experience lower utilisation during their initial period of operation whilst in transit.
Cash flows
Net cash flow from operating activities amounted to EUR 79 million in
H1 2026, EUR 8 million higher than the EUR 71 million recorded in H1
2025, driven by a decrease in receivables in the period and offset by decreased operating profit.
Net cash flow used in investing activities was EUR 134 million in H1
2026, representing a decrease of EUR 547 million compared to the
EUR 680 million reported in H1 2025. The decrease reflects higher asset investments in the comparative period.
Net cash flow from financing activities in H1 2026 was EUR 109 million, a decrease of EUR 487 million compared to a net inflow of
EUR 596 million reported in H1 2025. The decrease was primarily driven by lower net proceeds from borrowings compared to the same period in 2025, partially offset by net proceeds of EUR 170 million from the issuance of share capital in Q1 2026.

Finance review
Continued from previous page
Capital structure and assets
Equity
On 30 June 2026, equity amounted to EUR 1,774 million, an increase of
EUR 270 million from the opening balance EUR 1,504 million. This increase in equity was mainly as a result of profit for the period of EUR
88 million, and a net capital increase of EUR 170 million after transaction costs.
The Company completed a successful private placement on 25 March
2026, resulting in the issuance of approximately 35 million shares at a price of NOK 56 per share. Overall the Company raised
approximately EUR 175 million before transaction costs. The net proceeds are to partly finance two Wind Foundation Installation
Vessel newbuilds (referred to as the “T-Class newbuilds') to be delivered mid-2030 and mid-2031 and the potential acquisition of a heavy-lift vessel for scour protection (rock installation) scopes.
Assets
As of 30 June 2026, the Company's total assets amounted to EUR
3,544 million, a 4% increase for the reporting period, driven principally by an increase in property, plant and equipment of EUR 69 million of which the majority is driven by down payments for the A-
class foundation installation vessel. Additions to property, plant, and equipment are described in Note 5.
Funding
At the end of the reporting period, EUR 188 million from the Green
Corporate Facility remains unutilised.
The Company had significant headroom to comply with its debt covenants and on 30 June 2026, the Company had available liquidity of EUR 394 million from cash at hand and available committed facilities.
Related party transactions
Related party transactions over the reporting period are limited to guarantee fees charged by BW Group Limited, training-related costs and travel costs charged by BW Maritime, share lending fees charged by BW Altor in connection with the private placement completed in
March 2026 and administrative expenses charged by Scorpio Services
Holding, see Note 9 for further details.
Impact on the external environment
There have been no significant changes to our sustainability strategy since the publication of the 2025 Annual Report. Sustainability remains a strategic objective for the Company and is key to its ability to create long-term value for its shareholders. It represents an opportunity for innovation, improved efficiency and a foundation for growth. The Company strives to identify and reduce the impact that its business has on the environment and the communities and is committed to delivering leadership in matters of environment, health and safety, employment, and corporate responsibility across its value chain, as detailed in the 2025 Annual Report, which integrates the sustainability statements.

Finance review
Continued from previous page
Order backlog
Cadeler’s order book for 2026 is substantially filled. As of 25 August 2026, notable contracts signed in 2026 include:
•In February, Nexra - Cadeler’s service platform - announced the signing of a firm contract for an
O&M campaign in Taiwan commencing March 2026, to run for 3-4 months. The value of the contract to Cadeler exceeds EUR 20 million.
•In March, Nexra closed two additional firm contracts: a second 3-4 month O&M campaign for
Wind Maker in Taiwan, and a 2-3 month campaign for Wind Zaratan in Japan, both to be completed in 2026.
In addition, in January 2026, Cadeler announced that it had signed a preferred supplier agreement (PSA)
with an undisclosed client for the transportation and installation of monopiles and transition pieces at a large offshore wind farm in Europe. The campaign is expected to commence in H1 2028 and to be executed using two of Cadeler’s vessels, including a newbuild A-class vessel. The PSA is subject to the client’s FID on the project.
Vessel Reservation Agreements (VRAs) and Preferred Supplier Agreements (PSAs) are not included in the contract backlog.
The Group’s order backlog as of the date of the release of this interim report amounted to EUR 2,487 million.

EUR million	Within 1 year	After 1 year	Total
Contract backlog including options as of 30 June 2026	1,103	1,384	2,487
Additions in the period 1 July 2026 to 25 August 2026:
Firm, excluding options	—	—	—
Options considered as contingent considerations for revenue recognition purposes	—	—	—
Options not considered as contingent considerations for revenue recognition purposes	—	—	—
Contract backlog including options as of 25 August, unadjusted for services provided during the period 1 July - 25 August 2026¹ ²	1,103	1,384	2,487
Refer to Note 3 for further information regarding the total contract backlog at 30 June 2026.
1As of the report release date, 77% of the contract backlog (an aggregate of EUR 1,919 million) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID), while an aggregate of EUR 568 million remains subject to counterparty FID.
2 As Cadeler’s acquisition of Menck was completed after the reporting period and shortly before the authorisation of these interim financial statements, the backlog figures presented as of the release date exclude backlog figures for Menck.

2026 Outlook
In the Annual Report 2025 published on 24 March 2026, Cadeler provided guidance for the financial year ending 31 December 2026 that revenue was expected to be in the range between EUR 854 to
944 million while EBITDA was expected to be in the range EUR 420 to
510 million. As of 30 June 2026, the above revenue and EBITDA guidance for the Cadeler Group (excluding Menck) is unchanged. The acquisition of Menck is expected to impact the consolidated Cadeler group’s revenue and EBITDA guidance for 2026. Cadeler is reviewing the extent of that impact and will provide an update in due course.
After a series of negative headlines in 2025, driven in particular by political headwinds in the United States, the offshore wind market is experiencing renewed positive momentum. Markets are recalibrating, with authorities adjusting auction timelines and frameworks to reflect evolving market conditions, and long-term visibility has significantly improved as an increasing number of governments adopt longer-
term CfD structures with supportive terms. In the UK, the AR8 auction has been moved forward to July 2026, accompanied by an additional
GBP 200 million budget confirmed for the Clean Industry Bonus, following the record-breaking AR7 round which awarded more than
8 GW of capacity. France is planning to award around 10 GW of offshore wind capacity through the combined AO9 and AO10 tenders to drive scale and enable faster deployment. This is further underpinned by the commitments made at the North Sea Summit in
January 2026, where nine North Sea countries committed to
delivering 15 GW of offshore wind per year in the 2031–2040 period, towards a goal of 300 GW installed by 2050.
The positive momentum extends beyond Europe. In June 2026, South
Korea concluded a record-breaking offshore wind auction, with almost 3.7 GW of bids submitted for the 1.8 GW of capacity on offer, while markets such as Taiwan are actively refining auction frameworks to unlock stalled capacity and support long-term deployment targets.
These developments reflect the growing maturity of the Asia-Pacific market, where Cadeler continues to expand its presence.
As the focus in the industry gradually shifts towards the market post-2030, Cadeler expects strong growth towards the end of the decade and beyond. The undersupply of capable installation vessels is expected to increase further as the existing fleet ages and becomes inefficient. Cadeler remains highly optimistic on the outlook for its core segments — wind turbine and foundation installation and heavy operations & maintenance — and has underpinned this conviction with the order of two additional T-class vessels and a dedicated scour protection vessel, further strengthening the largest and most capable purpose-built fleet in the industry.
Cadeler’s guidance for 2026 is subject to risks and uncertainties, many of which are beyond the Company’s control. Market-shaping events such as economic turbulence, workforce shortages, supply chain disruptions, strikes, embargoes, political instability, or adverse weather conditions could impact operations. Vessel off-hire periods due to accidents, technical issues, or contractual non-performance may also affect project execution. Furthermore, delays, cancellations, or changes to contract terms, crewing, or administrative costs could materially influence earnings.

Financial statements

Interim condensed consolidated financial statements	15
Notes to the interim condensed consolidated financial statements	21
Statement by management	40
Forward-looking statements	42
Alternative performance measures	44

Interim condensed
consolidated
financial
statements

Interim condensed consolidated statement of profit or loss and other comprehensive income

EUR'000	Note	H1 2026	H1 2025
Revenue	3	407,529	298,535
Cost of sales	3	(246,471)	(100,234)
Gross profit		161,058	198,301
Net other operating income and expenses		935	2,854
Administrative expenses		(40,681)	(33,201)
Operating profit		121,312	167,954

Financial income		8,039	4,747
Financial expenses	8	(42,528)	(1,576)
Profit before income tax		86,823	171,125

Income tax credit/(expense)		1,078	(3,392)
Profit for the period		87,901	167,733
Profit for the period attributable to:
Equity holders of the parent		87,901	167,733

Earnings per share
Basic, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	4	0.24	0.48
Diluted, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	4	0.23	0.48

EUR'000	Note	H1 2026	H1 2025
Other comprehensive income/loss
Items that may be reclassified to profit or loss
Cash flow hedges - changes in fair value	9	9,813	(21,779)
Cash flow hedges - items recycled	9	(82)	(2,772)
Cash flow hedges - cost of hedging	9	1,064	(5,535)
Other comprehensive (loss)/income after tax		10,795	(30,086)
Total comprehensive income/loss for the period, net of tax		98,696	137,647
Total comprehensive income/loss attributable to:
Equity holders of the parent		98,696	137,647

Interim condensed consolidated balance sheet

EUR'000	Note	June 30 2026	December 31 2025
Intangible assets		19,345	19,432
Property, plant and equipment	5	3,006,015	2,937,060
Right-of-use assets		11,760	12,598
Leasehold deposits		1,163	1,141
Derivative assets	8	3,025	2,419
Other non-current assets		52,810	54,069
Total non-current assets		3,094,118	3,026,719
Inventories		4,163	3,540
Trade and other receivables		124,973	139,029
Contract assets	3	92,583	81,923
Prepayments		17,932	13,523
Current derivative assets	8	4,134	263
Cash and cash equivalents		206,191	151,679
Total current assets		449,976	389,957
Total assets		3,544,094	3,416,676

EUR'000	Note	June 30 2026	December 31 2025
Share capital	7	51,841	47,144
Share premium		1,265,133	1,099,495
Treasury shares		(3,515)	(2,999)
Reserves		29,218	18,423
Retained earnings		430,920	341,613
Total equity		1,773,597	1,503,676
Lease liabilities		10,796	12,482
Deferred tax liabilities		12,569	13,256
Deferred revenue	3	5,035	30,901
Debt to credit institutions	8	1,459,571	1,494,623
Derivative liabilities	8	5,248	10,654
Total non-current liabilities		1,493,219	1,561,916
Trade and other payables		69,414	98,208
Payables to related parties	9	—	272
Deferred revenue	3	71,780	128,716
Current lease liabilities		1,897	1,057
Current income tax liabilities		386	3,638
Current debt to credit institutions	8	133,358	116,131
Current derivative liabilities	8	443	3,062
Total current liabilities		277,278	351,084
Total liabilities		1,770,497	1,913,000
Total equity and liabilities		3,544,094	3,416,676

Interim condensed consolidated statement of changes in equity

				Reserves
EUR'000	Share capital	Share premium	Treasury shares	Hedging reserves	Cost of hedging reserves	Foreign currency translation reserve	Retained earnings	Total
2026
At 1 January 2026	47,144	1,099,495	(2,999)	(8,381)	(577)	27,381	341,613	1,503,676
Profit for the period							87,901	87,901
Other comprehensive income for the period				9,731	1,064			10,795
Total comprehensive income for the period	—	—	—	9,731	1,064	—	87,901	98,696
Capital increase March 2026	4,697	169,502						174,199
Costs incurred in connection with March 2026 capital increase		(3,864)						(3,864)
Treasury shares			(516)					(516)
Share-based payments							1,406	1,406
End of 30 June 2026	51,841	1,265,133	(3,515)	1,350	487	27,381	430,920	1,773,597

2025
At 1 January 2025	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
Profit for the period							167,733	167,733
Other comprehensive income for the period				(24,551)	(5,535)			(30,086)
Total comprehensive profit for the period	—	—	—	(24,551)	(5,535)	—	167,733	137,647
Treasury shares			(1,716)					(1,716)
Share-based payments							1,102	1,102
End of 30 June 2025	47,144	1,099,495	(2,999)	(27,883)	(404)	27,381	228,193	1,370,927

Interim condensed consolidated statement of cash flows

EUR'000	Note	H1 2026	H1 2025
Cash flow from operating activities
Profit/(loss) for the period		87,901	167,733
Adjustments of non-cash items	6	114,405	49,961
Changes in working capital	6	(122,451)	(145,943)
Income tax paid		(2,959)	(711)
Interest received		2,592	450
Net cash provided by operating activities		79,488	71,490
Cash flow from investing activities
Additions to property, plant and equipment	5	(132,498)	(672,217)
Movements in other non-current assets		1,259	(6,801)
Additions to intangible assets		(160)	(987)
Leasehold deposits		(22)	(76)
Settlement of derivative instrument		(2,116)	—
Net cash used in investing activities		(133,537)	(680,081)

EUR'000	Note	H1 2026	H1 2025
Cash flow from financing activities
Principal repayment of lease liabilities		(1,228)	(934)
Interest paid		(37,558)	(21,166)
Proceeds from borrowing net of bank fees		77,988	644,057
Proceeds from issue of share capital	7	174,199	—
Transactional costs on issues of shares	7	(3,864)	—
Repurchase of treasury shares	7	(516)	(1,716)
Bank charges		(1,223)	(56)
Repayment of loan		(98,874)	(23,829)
Net cash provided by financing activities		108,924	596,356

Net (decrease)/increase in cash and cash equivalents		54,875	(12,235)
Cash and cash equivalents at beginning of the period		151,679	51,155
Effect of exchange rate on cash and cash equivalents		(363)	—
Cash and cash equivalents at end of the period		206,191	38,920

Notes to the interim condensed consolidated
financial statements

Note 1
Note 2
Note 3
Note 4
Note 5
Note 6
Note 7
Note 8
Note 9
Note 10
Note 11
a

Notes to the interim
condensed
consolidated
financial
statements

Note 1
General information
Corporate information
Cadeler A/S (the “Company” or the “Group”) is incorporated and domiciled in Denmark. The address of its registered office is Kalvebod
Brygge 43, DK-1560 Copenhagen, Denmark. The Company is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock
Exchange (ticker: CADLR).
The Group is a global leader in offshore wind installation, operations, and maintenance services headquartered in Copenhagen, Denmark.
As at 30 June 2026, the Group owns ten offshore jack-up Wind
Turbine Installation Vessels (WTIVs): Wind Orca, Wind Osprey, Wind
Scylla, Wind Zaratan, Wind Peak, Wind Pace, Wind Maker, Wind
Keeper, Wind Ally and Wind Mover. Subsequent to the reporting period, Cadeler took delivery of Wind Ace, the Company's eleventh wind installation vessel and second A-class newbuild. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.
The interim condensed consolidated financial statements of the
Group are composed of the financial statements of Cadeler A/S and its subsidiaries (which are all wholly owned by the Parent Company
Cadeler A/S). For more information on the subsidiaries of Cadeler A/S please refer to Note 29 to the consolidated financial statements for
2025.
The interim condensed consolidated financial statements for the six months ended 30 June 2026 are unaudited and not reviewed.

Note 2
Basis of presentation and other significant accounting policies
2.1. Basis for preparation
The interim condensed consolidated financial statements for the six months ended 30 June 2026 have been prepared in accordance with
IAS 34 Interim Financial Reporting as issued by the International
Accounting Standards Board (IASB) and as endorsed by the EU, and with the additional requirements in the Danish Financial Statements
Act applicable to interim reports of listed companies.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of 31
December 2025.
The accounting policies, judgements and estimates are consistent with those applied in the Annual Report for 2025. For a complete description of accounting policies, see Note 2 to the consolidated financial statements for 2025.
The interim condensed consolidated financial statements are
presented in euros and all values are rounded to the nearest thousand, except when otherwise indicated.
Going concern assessment
The Company’s Board of Directors and Executive Directors have, at the time of approving the interim condensed consolidated financial statements, assessed that the Group has adequate resources to continue as a going concern at least 12 months after the balance sheet date.
Thus, the Group continues to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.
2.2. Changes in accounting policies and disclosures
2.2.1. New accounting policies and disclosures
The Group has adopted standards and interpretations effective as of
1 January 2026, including the amendments to IFRS 9 Financial
Instruments and IFRS 7 Financial Instruments.
Adoption of new, amended standards and interpretations had no material impact on the Group’s consolidated financial statements.
2.2.2. Standards issued but not yet effective
The IASB has issued several new and amended accounting standards
(IFRS) and interpretations (IFRS IC). The Group has assessed these new and amended accounting standards and interpretations, and does not anticipate any of them to have any material impact on recognition or measurement in the consolidated financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements, which was issued in April 2024, becomes effective for reporting periods beginning on or after 1 January 2027 and replaces IAS 1 Presentation of Financial Statements, for more information see note 2.3.2 to the consolidated financial statements as of 31 December 2025.
The Group is currently working to further identify and analyse the implications on the consolidated financial statements. Our
interpretation of the application may evolve as additional guidance will become available.
The Group expects to adopt the accounting standards and
interpretations as they become mandatory.
2.3. Material accounting judgements, estimates and
assumptions
The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
The following accounting judgements, estimates and assumptions, which Management deems to be material to the preparation of the interim condensed consolidated financial statements, are unchanged from year-end 2025:
•Useful life of vessels
•Income tax
•Impairment of non-financial assets
•Identification of CGU for the purpose of goodwill
impairment
•Revenue recognition
•Macroeconomic factors and climate risks
Refer to Note 2.4 to the consolidated financial statements for 2025.

Note 3
Revenue
The Group is a leading supplier to the offshore wind industry, specialising in T&I and O&M services rendered to customers in Europe,
Asia, and the United States. The Group owns and operates the world's largest, most advanced, and most flexible fleet of wind turbine transport and installation vessels. The Group’s revenue is dependent on project contracts and vessel charters for the employment and utilisation of the vessels. The customers are typically major project developers or energy companies that operate globally, and the current order backlog spans a number of years. Refer to separate information on major customers and order backlog below. The Group operates ten vessels compared to seven operating vessels at the same point in 2025. The increase in the number of operating vessels in 2026 compared to 2025 is the main driver for increased revenue.
The Group derives its revenue from fees charged to our customers for the use of our vessels and related services. The Group’s contracts with customers comprises the following main revenue-generating
activities:
Time-charter activities represents revenue earned from time charter contracts and time charter related activities. Revenue from time charter hire services are contracts with customers where the Group utilises its vessels, equipment and crew to deliver a service to the customer normally based on either a fixed day rate or milestone deliverables. Contracts may also include other promises such as mobilisation and demobilisation, provision of bunker services, catering and accommodation.
Transportation and installation activities (T&I) represents contracts with customers where the Group utilises its vessels, equipment and crew to perform the transportation and installation of offshore wind turbine foundations as well as heavy lifting operations,
decommissioning and planning and engineering.
Other revenue represents cost recharges and other personnel
services revenue, as well as early termination fees by customers.

Note 3
Revenue
Continued from previous page
Disaggregation of revenue from contracts with customers by activity
The following table provides information about disaggregated revenue.

EUR'000	H1 2026	H1 2025
Revenue disaggregation
Time charter services and transportation and installation services	403,789	178,163
Other revenue, including fees earned for early termination of contracts by customers	3,740	120,372
Total revenue	407,529	298,535
Other revenue, for the first six months of 2025 includes termination fees of EUR 111 million received under a
Long-Term Agreement (LTA).
For the period ended 30 June 2026, the lease component, included within time charter services and transportation and installation services, amounts to EUR 142 million (H1 2025: EUR 85 million). The lease component is calculated by applying the estimated bareboat charter day-rate to the on-hire days.
For the period ended 30 June 2026, Cost of sales amounted to EUR 246 million which was EUR 146 million higher than the EUR 100 million reported for H1 2025, driven mainly by the addition of newly built vessels becoming part of the Group’s fleet and operating in the market.
Operating segments and geographical information
Operating segments
The Group’s ten windfarm installation vessels (WFIVs) operate in a global market and are often redeployed to different regions due to changing customers or contracts. Accordingly, the Group reports its operations as a single reportable segment.
Geographical revenue split
The following table presents financial information by country and region based on the location of the service provided. Individual countries are shown if they are above 10% of revenue.

EUR'000	H1 2026	H1 2025
Total revenue by country and region
Denmark	—	48
UK	287,704	153,775
Germany	9,467	42,340
Poland	41,884	7,106
Europe	339,055	203,269
United States	62,900	47,938
Americas	62,900	47,938
Taiwan	5,574	47,328
Asia	5,574	47,328
Total Revenue	407,529	298,535

Note 3
Revenue
Continued from previous page
Major customers
For the period ended 30 June 2026, revenue from four customers each exceeded 10% of total revenue. The revenue derived from these four customers was EUR 158 million, EUR 64 million, EUR 47 million, and
42 million respectively.
For the period ended 30 June 2025, revenue from four customers each exceeded 10% of total revenue. The revenue derived from these four customers was EUR 121 million, EUR 41 million, EUR 40 million and EUR 33 million respectively.

Note 3
Revenue
Continued from previous page
Contract backlog
The Group's order backlog including options as of 30 June 2026 amounts to EUR 2.5 billion (H1 2025: EUR 2.0 billion). EUR 1,103 million of the backlog pertains to contracts that management expects to recognise within one year, if all options are exercised.
The following table presents the aggregate amount of the revenues expected to be realised in the future from partially or fully unsatisfied performance obligations as we perform under the contracts. We disclose both the value of firm contracts and a contract backlog including options (non-GAAP measure). The values include all new contracts signed at the reporting date:

EUR million	Within 1 year	After 1 year	Total
Contract Backlog
Firm, excluding options	979	1,138	2,117
Options considered as contingent considerations for revenue recognition purposes	62	123	185
Options not considered as contingent considerations for revenue recognition purposes	62	123	185
Total as of 30 June 2026	1,103	1,384	2,487
Firm, excluding options	593	1,149	1,742
Options considered as contingent considerations for revenue recognition purposes	53	87	140
Options not considered as contingent considerations for revenue recognition purposes	53	87	140
Total as of 30 June 2025	699	1,323	2,022

Total contract backlog represents estimated transaction price for unfulfilled performance obligations, including both fixed and variable consideration. Options that are considered for revenue recognition purposes and options not considered for revenue recognition purpose, represent 50% each of the variable portion of the backlog. Contract backlog excludes vessel reservation agreements and preferred supplier agreements. All contracts may be subject to future modifications, and off-hire days, that might impact the amount and/or timing of revenue recognition.
1

Note 3
Revenue
Continued from previous page
Contract costs, assets and deferred revenue
Customers are typically invoiced monthly, when the vessels are on contract, with normal payment terms between 30-60 days. Payment terms with customers are considered industry standard and do not include a significant financing component. To the extent possible, we obtain payment guarantees to minimise the credit risk during the contract term.
Sometimes revenue is recognised for work performed prior to issuance of invoice to customer and it will be reported as a contract asset. For more information about contract assets at the reporting period, refer to
Note 16 to the consolidated financial statements for 2025. When the right to consideration is conditional only on the passage of time, the balance does not meet the definition of a contract asset and is classified as an unbilled receivable. This typically arises where the timing of the related billing cycle occurs in a period after the performance obligation is satisfied.
Deferred revenue relates to consideration received from customers for unsatisfied performance obligations.
Revenue will be recognised when the related services are provided to the customers, which is almost entirely within 12 months.
Incremental costs of obtaining a contract and certain costs to fulfil a contract to be recognised as a contract asset if certain criteria are met. Any capitalised contract assets are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer.
Refer to Note 3 to the consolidated financial statements for 2025 for further information on the Group’s accounting policies for revenue recognition.

EUR'000	H1 2026	H1 2025
Deferred revenue at 1 January	159,617	47,337
Deferred during the period	22,619	66,748
Recognised as revenue during the period	(105,421)	(25,764)
Total deferred revenue at end of period	76,815	88,321
Current	71,780	79,984
Non-current	5,035	8,337

Note 4
Earnings per share (EPS)
The following table reflects the income and share data used in the basic and diluted EPS calculations:

EUR'000	H1 2026	H1 2025
Profit attributable to ordinary equity holders of the parent for basic earnings	87,901	167,733

Thousands	H1 2026	H1 2025
Weighted average number of ordinary shares for basic EPS	369,959	350,957
Effect of dilution from share-based payments programme	5,700	1,404
Weighted average number of ordinary shares adjusted for the effect of dilution¹	375,659	352,361

Earnings per share	H1 2026	H1 2025
Basic, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	0.24	0.48
Diluted, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	0.23	0.48
The weighted average number of ordinary shares considers the weighted average effect of treasury shares during the period.
Refer to Note 11 to the consolidated financial statements for 2025 for further information on the Group’s accounting policies for EPS.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.
1The weighted average number of shares considers the weighted average effect of share-based payments during the period.

Note 5
Property, plant and equipment

EUR'000	Vessels	Dry dock	Other fixtures and fittings	Assets under construction	Total
Cost 2026
January 1, 2026	2,509,058	38,911	6,678	600,076	3,154,723
Additions	4,824	4,660	1,399	142,990	153,873
Transfer from assets under construction	383,614	6,563	—	(390,177)	—
Disposals	—	—	—	—	—
Exchange differences	—	—	—	—	—
30 June 2026	2,897,496	50,134	8,077	352,889	3,308,596
Accumulated depreciation and impairment
January 1, 2026	201,734	12,967	2,964	—	217,665
Depreciation charge	79,343	4,587	986	—	84,916
Disposals	—	—	—	—	—
Exchange differences	—	—	—	—	—
30 June 2026	281,077	17,554	3,950	—	302,581
Net book value	2,616,419	32,580	4,127	352,889	3,006,015
Additions during the first half of 2026 are driven by down payments of EUR 142 million for the A-class foundation installation vessels (EUR 95 million), Wind Keeper installation vessel (EUR 25 million), Wind Mover vessel upgrade (EUR 11 million) and O-class and P-class vessel upgrades (EUR 11 million) represented above on assets under construction.
Additions during the first half of 2025 are driven by down payments of EUR 691 million for the third A-class foundation installation vessels (EUR 102 million), the P-class vessels (EUR 201 million), the M-class and Wind
Keeper installation vessels (EUR 374 million) and O-class vessel upgrades (EUR 14 million).

Note 5
Property, plant and equipment
Continued from previous page
Transfer from assets under construction during the first half of 2026 were mainly related to Wind Keeper
(EUR 251.3 million), vessel upgrades on Wind Ally (EUR 99.1 million), vessel upgrades on Wind Mover (EUR
18.9 million), vessel upgrades on Wind Pace (EUR 11.4 million), vessel upgrades on Wind Osprey (EUR 2.8 million) and dry dock on Wind Keeper (EUR 6.6 million) while in the comparative period they related to newbuilt Wind Pace (EUR 326 million), newbuilt Wind Maker (EUR 356 million), vessel up grades on Wind
Peak (EUR 18 million), vessel upgrades on O-class vessels (EUR 11 million) and dry dock on Wind Osprey
(EUR 4 million).
Borrowing costs for H1 2026 have been capitalised in the total amount of EUR 12.5 million (H1 2025: EUR 29 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company’s general borrowings during the reporting period, being 2.5% (H1 2025: 3.6%).
Impairment of non-financial assets
Property, plant and equipment and right-of-use assets are tested for impairment whenever there is objective evidence or an indication that these assets may be impaired. There were no present indicators of impairment as at 30 June 2026. For further information, refer to Note 12 to the consolidated financial statements for 2025.
Refer to Note 13 to the consolidated financial statements for 2025 for further information on the Group’s accounting policies for property, plant and equipment.

Note 6
Statement of cash flows specifications

EUR'000	Note	H1 2026	H1 2025
Adjustments of non-cash items
Depreciation and amortisation		86,303	44,542
Finance income		(2,813)	(450)
Interest expenses		28,393	247
Finance costs		1,586	56
Income tax expense		(1,078)	3,807
Fair value change of derivative instruments through profit or loss	8	608	(289)
Items recycled		—	946
Share-based payment expenses		1,406	1,102
Total adjustments of non-cash items		114,405	49,961

Changes in working capital	Note	H1 2026	H1 2025
Inventories		(623)	(1,230)
Trade receivables, contract assets, prepayments and other receivables		(1,013)	(175,692)
Trade and other payables		(37,741)	(9,983)
Payables to related parties		(272)	(22)
Deferred revenue		(82,802)	40,984
Net change in working capital		(122,451)	(145,943)

Note 7
Issued share capital

EUR'000	No. of shares (in thousands)	Total
1 January 2025	350,957	47,143
30 June 2025	350,957	47,143
Issued in March 2026 for capital increase	35,097	4,698
30 June 2026	386,054	51,841
On 25 March 2026, the Company completed a successful private placement, resulting in the issuance of
35,097 thousand shares at a price of NOK 56 per share. The Company raised EUR 174,199 thousand before transaction costs.
As of 30 June 2026, the Group had share capital amounting to DKK 386,054 thousand, equal to EUR 51,841 thousand, consisting of 386,054,000 shares of nominal DKK 1 each.
All shares have equal rights.
Treasury shares
As of 30 June 2026, the Company holds 169,267 treasury shares.
On 27 May 2026, the Company completed a share buy-back programme to fulfil share-based incentive obligations resulting in the repurchase of 105,275 shares of a nominal price of DKK 1 each at an average price of NOK 62.66 and corresponding to an aggregate amount of EUR 611 thousand, including commission.

Note 8
Financial risk management
Financial risk factors
The Group’s activities expose it to market risk, including currency risk and interest rate risk, as well as credit risk and liquidity risk.
The financial risk management of the Group is performed by the Treasury department and overseen by the
Management of Cadeler, the Board of Directors, and the Audit Committee. The fair value of the Group's financial assets and liabilities as of 30 June 2026 does not deviate materially from the carrying amounts as of
30 June 2026.
Financial risks and how the Group manages them, are addressed in Note 23 to the consolidated financial statements in the Annual Report 2025. The risks in 2026 remain similar in nature.
Quantitative and qualitative disclosures about market risk
Currency risk
The functional currency of Cadeler A/S is EUR, while the largest currency exposure of the Group relates to future instalments for newbuild vessels, denominated in USD, amounting to USD 478 million. Further details regarding the instruments currently used to mitigate this currency risk are provided in Note 24 to the consolidated financial statements in the Annual Report 2025. The Group evaluates the potential costs and benefits of currency exposure management on an ongoing basis.
Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relates to its interest-bearing debt obligations with a floating interest rate. Further details regarding the hedging instruments used to mitigate this risk can be found in Note 24 to the consolidated financial statements in the Annual Report 2025.
Liquidity risk
The Group manages liquidity risk by maintaining sufficient cash and access to funding through committed credit facilities to enable it to meet its operational requirements and instalment payments for the contracted newbuild vessels. Please refer to Note 10 for a detailed disclosure of the contract obligation for the construction of the newbuild vessels.
Change in debts to credit institutions during the period:

EUR'000	H1 2026	H1 2025
Debt to credit institutions at 1 January	1,610,754	571,017
Loans repayments	(98,874)	(23,829)
Proceeds from borrowings	80,000	661,167
New loan fees	(2,012)	(11,259)
Non-cash movements	3,062	1,289
Total debt to credit institutions at end of period	1,592,929	1,198,385

Note 8
Financial risk management
Continued from previous page
Fair value measurement
The Group measures derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.
There are no significant changes in the methods used in determining the fair value of the derivative financial instruments. Please refer to
Note 24 to the consolidated financial statements for 2025 for a detailed description of the Group’s derivative financial instruments and related accounting policies.
As of 30 June 2026, the fair value of the derivative assets amounted to EUR 7,159 thousand (H1 2025: EUR 2,682 thousand) and derivative liabilities amounted to 5,691 thousand (H1 2025: EUR 13,716
thousand). The variation primarily reflects the execution of certain financial instruments, together with changes in interest rate expectations in 2026 compared to 2025. These expectations were driven by more persistent inflation and continued economic
resilience, resulting in higher interest rates and a stronger USD.
The fair value hierarchy for the above derivative financial instruments is Level 2.

EUR'000	H1 2026	H1 2025
Derivative assets measured at fair value
Interest rate swaps	3,025	2,171
FX forward contracts	3,255	511
FX option collars	879	—
Total derivative assets	7,159	2,682
Derivative liabilities measured at fair value
Interest rate swap	5,248	10,499
Interest recycled through OCI	443	525
Time value of FX option collars through OCI	—	576
Derivatives ineffective hedges	—	2,116
Total derivative liabilities	5,691	13,716

Note 8
Financial risk management
Continued from previous page
As of 30 June 2026, the Group is in compliance with all financial covenants and expects to remain compliant during 2026. At the end of the reporting period, EUR 188 million from the Green Corporate Facility remains unutilised.
The following table presents the repayment profile of the Group’s debt facilities:

EUR Million	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 5 years	Above 5 years	Total
Corporate financing	27	75	251	137	13	502
Vessel financing	105	105	105	263	545	1,124
Total borrowing	132	180	356	400	557	1,626
Refer to Note 25 in the consolidated financial statements for 2025 for further information on the Group’s accounting policies for financial liabilities.
The difference between EUR 1,626 million and the carrying amount of EUR 1,593 million is mainly related to interest and fees. In addition, financial expenses for the first half of 2026 amounted to EUR 42.5 million, representing an increase of EUR 41 million compared to the EUR 1.6 million in the comparative period in 2025. The increase in financial expenses during the period was driven by a reduction in borrowing costs capitalised during the period which were expensed following the delivery of vessels, compared to the corresponding period, along with an increase in foreign currency losses arising from fluctuations in FX rates during the period.

Note 9
Related party transactions
The following significant transactions took place between the Company and related parties within the BW
Group and Scorpio Holdings at terms agreed between the parties:

EUR'000	H1 2026	H1 2025
Purchases of services from related parties	(1,338)	(3,510)
BW Group Limited (including subsidiaries)	(1,335)	(3,270)
Scorpio Holdings Limited (including subsidiaries)	(3)	(240)
EUR'000	H1 2026	H1 2025
Payables to related parties at reported period	—	(382)
BW Group Limited (including subsidiaries)	—	(306)
Scorpio Holdings Limited (including subsidiaries)	—	(76)
Related party transactions during the reporting period are primarily related to guarantee fees charged by
BW Group Limited, training-related costs and travel costs charged by BW Maritime, share lending fees charged by BW Altor in connection with the private placement completed in March 2026 and administrative expenses charged by Scorpio Services Holding.
As at 30 June 2026, EUR 4 million recognised within prepayments relates to legal and advisory costs incurred by the Company on behalf of a special purpose vehicle incorporated by BW Altor Pte. Ltd. in connection with the Cadeler Group’s proposed re-domiciliation to the United Kingdom, as first disclosed on
28 June 2024. It is anticipated that these costs will be reimbursed by the special purposes vehicle (which is today a related party) immediately following the contemplated transaction, which the Company expects to complete in 2026.
In addition, Cadeler has not entered into any significant transactions with members of the Cadeler Board of
Directors or Executive Management, other than remuneration and reimbursement of expenses. Cadeler has not provided or granted any loans or guarantees to its directors or Executive Management.

Note 10
Commitments and pledges
As of 30 June 2026, the Group’s commitments relate to the future instalments for the new A-class vessels.
The table below shows total contract amount and the remaining commitments for the newbuild vessels:

Millions	A-Class	Total
Contract amount in EUR	299	519
Contract amount in USD	794	1,839
Total Contract amount converted to EUR	993	2,166

Millions	A-Class	Total
Commitment amount in EUR	6	6
Commitment amount in USD	478	478
Remaining commitment converted to EUR at 30 June 2026	425	425
A-class vessels
On 9 May 2022 and 22 November 2022, the Company entered into contracts with COSCO to build a total of two new A-class FIVs. In May 2024, the Company entered into an additional contract with COSCO to build the third A-class FIV. On 29 September 2025, Wind Ally was delivered, with the final instalments paid upon delivery.
The remaining amounts are due in 2026 and 2027 with expected deliveries in Q3 2026 and Q2 2027, respectively.

Note 11
Events after reporting period
Wind Apex Facility signed
On 10 July 2026, Cadeler signed an EIFO-backed senior secured green term loan facility of up to EUR 247 million to finance in part the construction of its third A-class newbuild offshore wind installation vessel, Wind
Apex, with delivery expected in Q2 2027. The 12-year facility is supported by the Export and Investment
Fund of Denmark (EIFO) and has been designated as green financing under Cadeler's Green Finance
Framework.
Upsize of 2025 Holdco Facility
On 10 July 2026, Cadeler increased the capacity available to it under the 2025 Holdco Facility, with the lender commitments thereunder increased by EUR 40 million, bringing the total capacity available under that facility to EUR 180 million. As of 25 August 2026, all of the capacity available to Cadeler under the 2025
Holdco Facility had been drawn.
Delivery of Wind Ace
On 17 July 2026, Cadeler took delivery, within budget and on schedule, of Wind Ace, the Company's eleventh wind installation vessel and second of three A-class newbuilds. Also in July, and in connection with the delivery and payment of the final instalment under the contract for the construction of Wind Ace,
Cadeler drew down EUR 228 million under the A-Class Facility.
Order of T-Class vessels
On 10 August 2026, Cadeler entered into firm contracts with COSCO for the construction of two additional newbuild FIVs, with the vessels scheduled for delivery in 2030 and 2031, respectively. The contract price for the two T-class vessels is approximately EUR 805 million in aggregate.
Acquisition of Menck
On 11 August 2026, Cadeler acquired Menck, a leading global provider of specialist equipment, technology and related services for offshore foundation installation, from Acteon. The acquisition was based on an agreed enterprise valuation equivalent to EUR 501 million, with signing and closing completed simultaneously following receipt of all mandatory regulatory approvals, and was financed through available liquidity together with a EUR 380 million acquisition facility provided by DNB Bank ASA and Coöperatieve
Rabobank U.A. The acquisition facility is expected to be refinanced with long-term financing and cash flow from operations. As the acquisition was completed after the reporting period and shortly before the authorisation of these interim financial statements, the initial accounting for the business combination
(including a determination of the acquisition-date fair value of the net assets acquired) is incomplete. As a result, it is not yet possible to provide a reliable estimate of the financial effect of the acquisition on the
Cadeler Group’s financial position. Cadeler expects to include the relevant IFRS 3 disclosures in its 2026
Annual Report.

Statement by
management

Statement by management
The Board of Directors and the Executive Board have today discussed and approved the interim condensed consolidated financial
statements of Cadeler A/S for the period 1 January to 30 June 2026.
The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as
adopted by the EU, along with additional Danish disclosure
requirements under the Danish Financial Statements Act for interim reports of listed companies.
In our opinion, the interim condensed consolidated financial statements give a true and fair view of the financial position of the
Group as of 30 June 2026 and of the results of their operations and the consolidated cash flows for the six-month period ended 30 June
2026.
Further, in our opinion, the Management's review gives a fair review of the development of the Group's activities and financial matters, results for the period, consolidated cash flows and financial position as well as a description of material risks and uncertainties that the
Group faces.
Copenhagen, 25 August 2026
Executive management

Mikkel Gleerup CEO	Peter Brogaard Hansen CFO
Board of Directors
Andreas Sohmen-Pao
Emanuele Lauro
Ditlev Wedell-Wedellsborg
Andrea Abt
James B. Nish
Colette Cohen
Thomas Thune Andersen

Forward-looking
statements

Forward-looking statements
The Annual Report, as referred to in this document, and the Interim Financial Report contain certain forward-looking statements relating to the business, financial performance and results of the Company and/
or the industry in which it operates. Forward-looking statements concern future circumstances, results and other statements that are not historical facts, sometimes identified by the words “believes”, “expects”,
"predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions.
The forward-looking statements contained in the Annual Report and the Interim Financial Report- including assumptions, opinions, views of the Company or citations from third-party sources are solely opinions and forecasts which are subject to risks, uncertainties, and other factors that may cause actual events to differ materially from any anticipated development. Such factors may, for example include a change in the price of raw materials. None of the Company or any of its parent or subsidiary undertakings or any such person’s officers or employees provides any assurance that the assumptions underlying such forward looking statements are free from errors nor does any of them accept any responsibility for the future accuracy of the opinions expressed in the Annual Report and the Interim Financial Report or the actual occurrence of the forecasted developments.
The Company assumes no obligation, except as required by law, to update any forward looking statements or to conform these forward-looking statements to its actual results. The Annual Report and the Interim
Financial Report contain information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the Annual Report and the Interim Financial
Report and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information. Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in the Annual Report and the Interim Financial Report.
Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Annual Report and the Interim Financial Report. No
representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein.
Accordingly, neither the Company nor any of its subsidiaries or shareholders or any officers, directors, board members or employees accept any liability whatsoever arising directly or indirectly from the use of the
Annual Report and the Interim Financial Report.

Alternative
performance
measures

Alternative performance measures
Non-IFRS Financial Measures
To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS measures, including EBITDA, when measuring performance, including when measuring current period results of operations against prior periods. Because of their non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures used by other companies. These supplementary non-IFRS measures are presented solely to permit investors to more fully understand how the Group Management assesses underlying performance.
These supplementary non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplementary data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-
operating items such as asset sales, write-offs, contract termination costs or items outside of Management’s control.
As a performance measure, the Company uses EBITDA: Earnings before interest, tax, depreciation, amortisation and foreign exchange gains/losses.
EBITDA is calculated as shown below:

EUR'000	Note	H1 2026	H1 2025
Operating profit as reported in the statement of profit and loss		121,312	167,954
Right-of-use asset amortisation		937	763
Depreciation and amortisation		85,366	43,799
EBITDA		207,615	212,516

Alternative performance measures
Continued from previous page
Financial ratios and operational metrics

Return on assets	Profit/loss from operating activities
Average assets

Return on equity	Profit/loss for the period
Average equity

Equity ratio	Equity, year-end
Total equity and liabilities, period-end

Contracted days	Number of on hire days in the period
(in total for all vessels)

Utilisation	Contracted days
Days in the period (181*all vessels)

Contract backlog (As of report release date)
The total value of all customer contracts, both firm and options, that are not yet recognised as revenue as of the reporting date, but includes all new contracts signed until the release date of the annual or interim report. Firm contracts are counted at full committed amounts. Contract backlog including options assumes 100% of counterparty options are exercised with 50% classified as subject to exercise of counterparty options contingent to consideration included in revenue recognition and the remaining 50% as non-contingent. Contract backlog excludes vessel reservation agreements. All contracts may be subject to future modifications, and off-hire days, that might impact the amount and/or timing of revenue recognition.

Non-financial definitions

Vessel Reservation Agreements (VRAs)
A time-limited agreement with a third party to secure the
availability of one or more of Cadeler’s vessels for a fixed period in the future, pending the negotiation of full contractual terms.
Cadeler is generally entitled to receive a fee in the event that a
VRA is cancelled or permitted to expire without full contractual terms having been entered into with the relevant counterpart.

Final Investment Decision (FID)	Where a project remains subject to counterparty FID, the relevant counterpart has not yet publicly announced its final decision to commit to the development and operation of the project.

Net financials	Net of finance income and finance costs

Kalvebod Brygge 43
DK–1560 Copenhagen V
Denmark
+45 3246 3100
www.cadeler.com